SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934


                         EXACTECH, INC.
________________________________________________________________
                        (Name of Issuer)


             Common Stock, Par Value $.01 Per Share
________________________________________________________________
                 (Title of Class of Securities)


                           30064E 10 9
________________________________________________________________
                         (CUSIP Number)


                       Fern S. Watts, Esq.
                  Greenberg, Traurig, Hoffman,
                  Lipoff, Rosen & Quentel, P.A.
                      1221 Brickell Avenue
                      Miami, Florida  33131
                         (305) 579-0500
________________________________________________________________
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)


                        December 18, 1996
________________________________________________________________
     (Date of Event which Required Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box [ ].













CUSIP No.  30064E 10 9

1.   Name of Reporting Person S.S. or I.R.S. Identification No. of
     Above Person
       R. William Petty, M.D. and Betty Petty

2.   Check the Appropriate Box if a Member of a Group
     (a)                             (b)

3.   SEC Use Only

4.   Source of Funds                   00

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)

6.   Citizenship or Place of Organization                 U.S.A.


Number of        7. Sole Voting Power             6,096 Shares(1)
Shares Bene-
ficially         8. Shared Voting Power       2,004,499 Shares
Owned by Each
Reporting        9. Sole Dispositive Power        6,096 Shares
Person With
                10. Shared Dispositive Power  2,004,499 Shares

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
                                 2,010,595 Shares(2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain
     Shares


13.  Percent of Class Represented by Amount in Row (11)    41.3%(3)

14.  Type of Reporting Person    IN

_____________

(1) Represents shares of Common Stock subject to options to purchase Common Stock which are currently exercisable.

(2) Such amount includes an aggregate of 2,004,499 shares of Common Stock owned by Petty Family Investments, Limited
     Partnership.

(3)  Calculated on the basis of (i) 4,858,527 shares of Common
     Stock issued and outstanding as of February 10, 1997 plus (ii) 6,096 shares of Common Stock issuable pursuant to options to purchase Common Stock which are currently exercisable.




CUSIP No. 30064E 10 9

1.   Name of Reporting Person S.S. or I.R.S. Identification No. of
     Above Person
       Petty Family Investments, Limited Partnership

2.   Check the Appropriate Box if a Member of a Group
     (a)                             (b)

3.   SEC Use Only

4.   Source of Funds                 00

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)

6.   Citizenship or Place of Organization       Nevada, U.S.A.

Number of        7. Sole Voting Power                -0-
Shares Bene-
ficially         8. Shared Voting Power         2,004,499 Shares
Owned by Each
Reporting        9. Sole Dispositive Power           -0-
Person With
                10. Shared Dispositive Power    2,004,499 Shares

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
                                 2,004,499 Shares

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain
     Shares


13.  Percent of Class Represented by Amount in Row (11)
     41.3%(1)

14.  Type of Reporting Person                  PN

________________

(1) Calculated on the basis of 4,858,527 shares of Common Stock outstanding as of February 10, 1997.











Item 1.  Security and Issuer.

     (a) This statement relates to the shares of Common Stock (the "Common Stock"), $.01 par value per share, of Exactech, Inc., a Florida corporation (the "Company").

     (b) The principal executive offices of the Company are located at 4613 N.W. 6th Street, Gainesville, Florida
          32609.


Item 2.   Identity and Background.

     Petty Family Investments, Limited Partnership

          Petty Family Investments, Limited Partnership is a Nevada limited partnership (the "Partnership"). The Partnership holds shares of the Company's Common Stock for investment purposes. The Partnership's principal offices are located at 502 E. John Street, Carson City, Nevada 89706.

          The Partnership has not, during the past five years, been convicted in a criminal proceeding.

          The Partnership has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in it being subject to a judgment, decree or final order enjoining future violations of, or which prohibited or mandated activities subject to, Federal or state securities laws or found any violation with respect to such laws.


     Petty Investments, Inc.

          Petty Investments, Inc., a Nevada corporation (the
          "Corporation"), is the general partner of the Partnership. The Corporation's principal offices are located at 502 E. John Street, Carson City, Nevada 89706.


          The Corporation has not, during the past five years, been convicted in a criminal proceeding.

          The Corporation has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in it being subject to a judgment, decree or final order enjoining future violations of, or which prohibited or mandated activities subject to, Federal or state securities laws or found any violation with respect to such laws.



     R. William Petty, M.D. and Betty Petty

          R. William Petty, M.D. and Betty Petty, his spouse, are the sole shareholders of Petty Investments, Inc., the sole general partner of the Partnership. Dr. Petty is the Chairman of the Board and Chief Executive Officer of the Company. The address of Dr. and Mrs. Petty is c/o Exactech, Inc., 4613 N.W. 6th Street, Gainesville, Florida 32609.

          Neither Dr. Petty nor Mrs. Petty has, during the past five years, been convicted in a criminal proceeding.

          Neither Dr. Petty nor Mrs. Petty has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in either of them being subject to a judgment, decree or final order enjoining future violations of, or which prohibited or mandated activities subject to, Federal or state securities laws or found any violation with respect to such laws.

          Dr. and Mrs. Petty are both citizens of the U.S.A.


Item 3.   Source and Amount of Funds or Other Consideration.

          Not Applicable.


Item 4.   Purpose of Transaction.

          On or about December 18, 1996, R. William Petty, M.D., Betty Petty and their adult children transferred an aggregate of 2,004,499 shares of Common Stock to the Partnership for family financial planning purposes.


Item 5.   Interest in Securities of the Issuer.

     (a) The Partnership owns 2,004,499 shares of Common Stock of the Company, or 41.3% of the issued and outstanding shares of such stock.

          The Corporation, as the sole general partner of the Partnership, has the power to vote and dispose of the Common Stock held by the Partnership and therefore, in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, is deemed the beneficial owner of all of the 2,004,499 shares of Common Stock held by the Partnership.

          R. William Petty, M.D. and Betty Petty, his spouse, as the sole shareholders, officers and directors of the Corporation, have the power to vote and dispose of all Common Stock controlled by the Corporation, and therefore, in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, are deemed the beneficial owners of all 2,004,499 shares of Common Stock beneficially owned by the Corporation. In addition, Dr. & Mrs. Petty are deemed the beneficial owners of 6,096 shares of Common Stock which are issuable pursuant to currently exercisable options to purchase Common Stock.

     (b) The Partnership has shared power to vote and dispose of the 2,004,499 shares of Common Stock held by it.

          The Corporation, as general partner of the Partnership, has the power to vote and dispose of the 2,004,499 shares of Common Stock held by the Partnership.

          R. William Petty, M.D. and Betty Petty, his spouse, as the sole shareholders and officers and directors of the Corporation, which is the general partner of the Partnership, have the power to direct the vote and disposition of the 2,004,499 shares of Common Stock held by the Partnership. In addition, Dr. & Mrs. Petty have the power to direct the vote and disposition of the 6,096 shares of Common Stock which are issuable pursuant to currently exercisable options to purchase Common Stock.

     (c)  Not Applicable.

     (d)  Not Applicable.

     (e)  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Not Applicable.

Item 7.   Material to be Filed as Exhibits.

          None.















                            SIGNATURE


    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




DATED:  February 12, 1997          /s/R. William Petty, M.D.
                                       R. William Petty, M.D.



DATED:  February 12, 1997          /s/Betty Petty
                                             Betty Petty



                                   PETTY FAMILY INVESTMENTS,
                                   LIMITED PARTNERSHIP

                                   By:  Petty Investments, Inc.,
general partner



DATED:  February 12, 1997          By:/s/R. William Petty, M.D.
                                       R. William Petty, M.D.,
                                       President
























                     CONSENT TO JOINT FILING


     R. William Petty, M.D., Betty Petty and Petty Family
Investments, Limited Partnership hereby consent to the joint filing of this Schedule 13D on behalf of R. William Petty, M.D., Betty
Petty and Petty Family Investments, Limited Partnership with respect to securities of the Issuer.



DATED:  February 12, 1997          /s/R. William Petty, M.D.
                                       R. William Petty, M.D.


DATED:  February 12, 1997          /s/Betty Petty
                                             Betty Petty


                                   PETTY FAMILY INVESTMENTS,
                                   LIMITED PARTNERSHIP

                                   By:  Petty Investments, Inc.



DATED:  February 12, 1997          By:/s/R. William Petty, M.D.
                                       R. William Petty, M.D.,
                                       President